UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-14543

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

LABOR READY, INC. 401(k) Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Labor Ready, Inc
1015 A Street
Tacoma, Washington 98402

REQUIRED INFORMATION

Labor Ready, Inc. 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA).  Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements, schedules and exhibits are filed as a part of the Annual Report on Form 11-K.

Independent Auditor’s Report

Financial Statements

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule

Schedule of Assets Held for Investment Purposes

Signatures

Exhibits

Independent Auditor’s Report

To the Employee Benefits Committee of the
Labor Ready, Inc. 401(k) Plan
Tacoma, Washington

We have audited the accompanying statements of net assets available for benefits of Labor Ready, Inc. 401(k) Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Labor Ready, Inc. 401(k) Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held for investment purposes as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP

McGladrey & Pullen, LLP
Tacoma, Washington
May 2, 2003

Statements of Net Assets Available for Benefits

Labor Ready, Inc. 401(k) Plan

December 31, 2002 and 2001

	2002	2001

Assets
Investments:
ING Fixed Account	$732,648	$645,976
ING Money Market Fund	66,485	47,393
ING Strategic Allocation Growth Fund	42,539	28,590
ING Strategic Allocation Balance Fund	42,618	39,179
ING Strategic Allocation Income Fund	62,134	34,647
ING Balanced Fund	63,560	54,286
ING Index Plus Large Cap Fund	304,715	328,347
ING Small Company Fund	117,143	96,173
ING International Fund	223,103	219,073
AIM Premier Equity Fund	290,982	366,208
Invesco Growth Fund	220,612	313,449
Baron Growth Fund	258,401	193,653
Oppenheimer Main Street Growth & Income Fund	207,464	155,782
Templeton Growth Fund	146,807	82,429
Other miscellaneous mutual funds	115,976	—
Participant loans	146,249	186,305
Labor Ready, Inc. Common Stock Fund	1,283,295	1,083,956
Total investments	4,324,731	3,875,446

Contributions receivable:
Participant	—	58,293
Employer - employer stock	283,779	278,428
Employer - cash	24,470	—
Total contributions receivable	308,249	336,721

Total assets	4,632,980	4,212,167

Liabilities	—	—

Net assets available for benefits	$4,632,980	$4,212,167

See notes to financial statements.

Statement of Changes in Net Assets Available for Benefits

Labor Ready, Inc. 401(k) Plan

Year Ended December 31, 2002

Additions to Net Assets
Investment income (loss):
Net depreciation in fair value of investments	$(187,820)
Dividend and interest income	52,057
Total investment income (loss)	(135,763)

Contributions:
Participant	1,242,293
Employer	294,831
Total contributions	1,537,124

Total additions to net assets	1,401,361

Deductions from Net Assets
Benefits paid to participants	977,323
Administrative fees	3,225
Total deductions from net assets	980,548

Net increase	420,813

Net Assets Available for Benefits
Beginning of year	4,212,167

End of year	$4,632,980

See notes to financial statements.

Notes to Financial Statements

Labor Ready, Inc. 401(k) Plan

December 31, 2002 and 2001

Note 1 - Description of Plan

The following description of Labor Ready, Inc. 401(k) Plan (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established by Labor Ready, Inc. (the Company) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company.  All employees of the Company who are 21 years of age or older and who have completed six months of service are eligible to participate.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and Participant Investment Options

Eligible employees may contribute to the Plan up to 15% of compensation, as defined by the Plan, subject to certain limitations under the IRC.  Participants may also contribute amounts representing distributions from other qualified defined contribution plans.  During 2002, the Company provided a discretionary matching contribution equal to 25% of each participant’s deferral contribution.  Participants must be employed as of the end of the year to receive the matching contribution.  Participants may direct the investment of their contributions, along with matching contributions, into various investment options offered by the Plan; currently a variety of mutual funds (underlying investments of the group annuity contract), a guaranteed interest account (the fixed account), and Company common stock.

Participant Accounts

Participant accounts are valued daily based on quoted market prices.  Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution, Plan earnings and costs associated with the funds and loan processing fees.  Allocations are based on participant earnings or account balances as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are fully vested in their contributions, plus actual earnings thereon.  Vesting in the Company’s discretionary matching contribution portion of their accounts, plus earnings thereon is based on years of continuous service.  A participant is 100% vested after five years of credited service or upon death or disability.  In the event of termination of employment prior to the completion of five years of continuous service, for any reason other than death or disability, participants forfeit their nonvested portion of employer matching contributions.

Participant Loans

A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance, with a minimum loan amount of $1,000.  The loans are secured by the balance in the participant’s account and are repayable through payroll deductions over periods ranging up to 60 months, unless the loan is used to acquire a principal residence, in which case the loan may be issued for a reasonable time, determined by the Plan administrator.  The interest rate is also determined by the Plan administrator and is fixed over the life of the loan.  Interest rates on loans outstanding at December 31, 2002 ranged from 8.75% to 9.50%, with maturities through March 2009.

Forfeited Accounts

Forfeited nonvested accounts are used to reduce future employer discretionary matching contributions.  Unallocated forfeitures as of December 31, 2002 and 2001 totaled approximately $66,500 and $47,400, respectively.

Payments of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal the participant’s vested interest in his or her account.  The form of payment is a lump-sum distribution or an annuity as administratively practicable following the participant’s separation from service.  Participants are fully vested in the event of death or disability.

Plan Administration

ING Life Insurance and Annuity Company (ING) serves as the investment manager, record keeper and trustee for the Plan.  The Plan is administered by an employee benefits committee, whose members are appointed by the Compensation Committee of the Board of Directors of the Company.  Certain Plan investments are shares of registered investment company funds and a guaranteed interest account (the fixed account) managed by ING; transactions in these funds and account qualify as party-in-interest transactions.

Note 2 - Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

In preparing the financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments consist of a group annuity contract with ING (underlying assets are mutual funds and a guaranteed interest or fixed account), a Labor Ready, Inc. common stock fund, and participant loans.

Investments in mutual funds are reported at fair value based on quoted market price.  The fixed account (guaranteed interest contract) is not considered fully benefit responsive; therefore, it is reported at fair value.  Participant loans are recorded at book value, which approximate fair value.  The Labor Ready, Inc. common stock fund includes shares of Labor Ready, Inc. and cash, and is reported at fair value based on quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded as earned on the accrual basis.  Dividend income is recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Note 3 - Investments

The following presents investments that represent 5% or more of the Plan’s net assets at either December 31:

	2002	2001

Guaranteed interest contract:
ING Fixed Account (Interest rate: 5% for 2002 and 2001)	$732,648	$645,976
Mutual Funds:
ING Index Plus Large Cap Fund	304,715	328,347
ING International Fund	223,103	219,073
AIM Premier Equity Fund	290,982	366,208
Baron Growth Fund	258,401	193,653
Invesco Growth Fund	220,612	313,449
Other	864,726	538,479
Labor Ready, Inc. Common Stock Fund	1,283,295	1,083,956
Participant loans	146,249	186,305

Total investments	$4,324,731	$3,875,446

During 2002, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated or (depreciated) in value as follows:

Mutual funds	$(564,178)
Labor Ready, Inc. Common Stock Fund	376,358

Net depreciation in fair value of investments	$(187,820)

Note 4 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their employer contributions.

Note 5 - Tax Status

The Company adopted a non-standardized Prototype Profit Sharing Plan with CODA, which received a favorable opinion letter from the Internal Revenue Service (IRS) on August 30, 2001 stating that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code (IRC).  The Plan sponsor believes the Plan is currently being operated in compliance with applicable requirements of the IRC.

Note 6 - Administrative Fees

Certain administrative functions are performed by officers and employees of the Company.  No such officer or employee receives compensation from the Plan.

The Company has retained the services of a third party to perform certain administrative functions.  The Company pays all administrative expenses of the Plan, except for the administrative costs of mutual funds and loan processing fees.

Schedule of Assets Held for Investment Purposes

Labor Ready, Inc. 401(k) Plan

December 31, 2002

EIN #:     91-1287341

Plan #:   001

(a) and (b) Identity of Issuer, Borrower or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

ING Aetna Financial Services*	Fixed Account	**	$732,648
	Money Market Fund	**	66,485
	Strategic Allocation Growth Fund	**	42,539
	Strategic Allocation Balance Fund	**	42,618
	Strategic Allocation Income Fund	**	62,134
	Balanced Fund	**	63,560
	Index Plus Large Cap Fund	**	304,715
	Small Company Fund	**	117,143
	International Fund	**	223,103
	Bond Fund	**	11,209
	GNMA Income Fund	**	59,564
	Index Plus Small Cap Fund	**	12,170
	Value Opportunity Fund	**	178

Invesco	Growth Fund	**	220,612

AIM	Premier Equity Fund	**	290,982

Baron Funds	Growth Fund	**	258,401

Fidelity	Advisor Mid Cap Fund	**	17,149

Oppenheimer Funds	Main Street Growth & Income Fund	**	207,464
	Capital Appreciation Fund	**	15,706

Franklin Templeton	Growth Fund	**	146,807

Labor Ready, Inc.*	Common Stock Fund	**	1,283,295

Participant loans*	Secured by participant’s vested interest in the Plan, with interest rates of 8.75% to 9.50%, maturing through March 2009	**	146,249

			$4,324,731

*                                         Represents party-in-interest.

**                                  Cost information not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of the Labor Ready, Inc. 401(k) Plan, which is the Plan administrator of the Labor Ready, Inc. 401(k) Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Labor Ready, Inc. 401(k) Plan

By: Employee Benefits Committee of the Labor Ready, Inc. 401(k) Plan

June 26, 2003	/s/ Thomas J. Stonich
Thomas J. Stonich, Vice President of Human Resources & Training